UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):      . Form 10-K       .  Form 20-F       .  Form 11-K   X .  Form 10-Q

For Period Ended: Feb. 28, 2011

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

COMMISSION FILE NUMBER: 333-164392

DewMar International BMC, Inc.

Full Name of Registrant

132 E. Northside Dr., Suite C Clinton, Mississippi, 39056

Address of Principal Executive Office

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 10K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof the fifth calendar day following the prescribed due date; and will be filed on or before

	(c)	he accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company's auditing firm needs additional time beyond April 15, 2011 to complete their review of the Company's records. Due to recent events, the Registrant requests an extension of time to file its Form 10-Q, as it could not complete the filing of its Form 10-Q on or before the prescribed due date without unreasonable effort. The Company expects to file its Quarterly Report on Form 10-Q on or before the fifth following the prescribed due date for the registrant's Form 10-Q.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of contact person in regard to this notification:

Marco Moran	(318)	791-3765
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

  X  .  Yes        . No

If answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  X .  Yes        . No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Acquisition of DewMar International BMC, Inc., revenue is estimated to increase in the quarter ended Feb. 28, 2011 from the quarter ended Feb. 28, 2010.

DEWMAR INTERNATIONAL BMC, INC.

(Name of Registrant)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 14, 2011

By:

/s/ Marco Moran

Marco Moran, President

DewMar International BMC, Inc.